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                             April 12, 2023

       David Lamont
       Chief Financial Officer
       BHP Group Ltd
       171 Collins Street
       Melbourne, Victoria 3000
       Australia

                                                        Re: BHP Group Ltd
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2022
                                                            Filed September 6,
2022
                                                            File No. 001-09526

       Dear David Lamont:

              We have reviewed your April 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may haven additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 10, 2023 letter.

       Form 20-F for the Fiscal Year Ended June 30, 2022

       Exhibits
       Exhibit 96, page 263

   1. We note your response to comment 2 and we do not concur with your assessment. In order to meet the
requirements in Item 601(b)(96)(iii)(B)(19)(ii) of Regulation S-K, please revise to include the
entire discounted cash flow analysis in each of your respective technical report
summary reports.
 David Lamont
FirstName
BHP GroupLastNameDavid  Lamont
             Ltd
Comapany
April       NameBHP Group Ltd
       12, 2023
April 212, 2023 Page 2
Page
FirstName LastName
       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation